Exhibit 99.2 Press Release

Sinovac Receives Tender to Supply Seasonal Flu Vaccine in Beijing

BEIJING, September 14, 2015 -- Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, today announced that it has been selected by the Beijing government to be a supplier of the seasonal influenza vaccine for its 2015 vaccination campaign.

The Beijing government plans to order a minimum of 1.2 million doses of the seasonal flu vaccine from four manufacturers for its 2015 campaign. The exact quantity of doses to be ordered will depend on demand during the flu season. During the 2014 campaign, a total of 1.37 million doses of the flu vaccine were administered, of which Sinovac supplied 400,000 doses. Sinovac expects to begin delivering vaccines for the 2015 tender in the third quarter of 2015.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, "We are pleased to be selected once again by the Beijing government to supply seasonal flu vaccines for Beijing citizens. This vaccination campaign is an important step in protecting geriatric and school-age populations from influenza."

The Beijing government began purchasing seasonal flu vaccines in 2007 to prevent and control the spread of influenza among populations most susceptible to complications from the virus. Each year, the Beijing government evaluates potential suppliers on product quality, service and price, among other factors.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac has filed a new drug application with the China Food & Drug Administration for its proprietary enterovirus 71 vaccine, having been proven effective in preventing hand, foot and mouth disease in infants and children during its Phase III clinical trial. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, and the Philippines, and was recently granted a license to commercialize its hepatitis A vaccine in Chile. For more information, please visit the Company's website at www.Sinovac.com .

Contact

Sinovac Biotech Ltd.
Helen Yang
Tel: +86-10-8279-9871
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR Inc.
Bill Zima
U.S: +1 (646) 308-1707
Email: william.zima@icrinc.com

Katherine Knight
Phone: +1 (646) 277-1276
Email: katherine.knight@icrinc.com